johnnic
communications

4 Biermann Avenue Rosebank 2196 Johannesburg
P O Box 1746 Saxonwold 2132 Gauteng

Telephone: +27-11-280-3000
Direct: +27-11-280-5009
Fax: +27-11-280-5099

02 DEC 17 AM 7:21

28 November 2002

Rule 12g3-2(b) File No. 82-5184

Office of International Corporation Finance
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

02060885

SUPPL

Dear Sirs

JOHNNIC COMMUNICATIONS LIMITED: RULE 12g3-2(b) File No. 82-5184

I refer to the above and attach hereto the reviewed interim results for the six months ended 30 September 2002 for Johnnic Communications Limited pursuant to the exemption from the Securities Exchange Act of 1934 ("the Act") afforded by Rule 12g3-2(b).

This information is provided under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise, subject to the liabilities of Section 18 of the Act and that neither this letter nor the provision of the information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

JOANNE MATISONN
GROUP SECRETARY
Encl

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

REVIEWED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

Entertainment

Gallo Music Group

NU METRO

Entertainment Services

EXCLUSIVE BOOKS

IMAX

Hammicks BOOKSHOPS

Media

Sunday Times

THE HERALD

STRUIK

ELLE

Financial Mail

Daily Dispatch

NEW HOLLAND

MapStudio

BUSINESSDAY

Digital Media

I-Net Bridge

TradeWorld

LeadTrain

Career Junction

ComPress

HealthInSite

eDegree

johnnic communications

future of entertainment & media

JOHNNIC COMMUNICATIONS LTD

("Johncom") Incorporated in the Republic of South Africa
Registration Number 1889/000352/06

Share code: JCM • ISIN code: ZAE 000024584

4 Biermann Avenue • Rosebank • 2196 • Johannesburg
P O Box 1746 • Saxonwold • 2132 • Gauteng

American Depository Receipts ("ADR") Program
CUSIP No.: 47805P102 • ADR to Ordinary Share: 1:1

CONTINUING OPERATIONS

21% to R1 587,1 million **Revenue**



(Rm)

17% to R68,6 million **Ebitda**



(Rm)

29% to 45 cents per share **Headline Earnings per share**



(Cents)

Pro-Forma Results Excluding the Telecommunications Division

Consolidated Income Statement	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	% change
Revenue	1 587,1	1 308,9	21
Ebitda	68,6	58,7	17
Depreciation and amortisation (including goodwill amortisation)	(63,1)	(63,9)	1
Profit (loss) from operations	5,5	(5,2)	206
Net finance costs	(22,4)	(27,6)	19
Share of profits of associates	113,9	89,6	27
Profit before taxation and exceptional items	97,0	56,8	71
Exceptional items	(68,7)	(12,5)	(450)
Profit before taxation	28,3	44,3	(36)
Taxation	(50,0)	(21,4)	(134)
Profit after taxation	(21,7)	22,9	(195)
Minority interests	(5,4)	(6,5)	17
Attributable (loss) earnings	(27,1)	16,4	(265)

Segmental Analysis

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	% change	12 months ended 31 March 2002 Audited Rm
BUSINESS GROUPING				
Revenue				
Continuing operations				
Entertainment	937,9	750,9	25	1 871,2
Filmed entertainment	287,2	216,0	33	500,7
Music	66,9	74,7	(10)	170,6
Book retailing	530,4	426,8	24	1 100,9
Entertainment services	53,4	33,4	60	99,0
Media	585,3	518,9	13	1 065,5
Newspaper/magazine publishing	439,4	408,7	8	807,2
Book/maps publishing	145,9	110,2	32	258,3
Digital Media	63,9	39,1	63	95,3
	1 587,1	1 308,9	21	3 032,0
Unbundled operations				
Telecommunications	-	2 443,4	(100)	2 443,4
	1 587,1	3 752,3	(58)	5 475,4
Ebitda				
Continuing operations				
Entertainment	13,3	19,7	(32)	97,5
Filmed entertainment	16,0	14,1	13	31,1
Music	(2,4)	4,5	(153)	16,5
Book retail	(1,8)	3,6	(150)	33,1
Entertainment services	1,5	(2,5)	160	14,8
Media	56,5	47,3	19	119,6
Newspaper/magazine publishing	46,6	41,3	13	84,5
Book/maps publishing	9,7	6,0	62	35,1
Digital Media	(1,9)	(10,7)	82	(18,9)
Corporate head office	0,7	2,4	(71)	(6,6)
	68,6	58,7	17	191,6
Unbundled operations				
Telecommunications	-	763,0	(100)	763,0
	68,6	821,7	(92)	954,6

Summarised Group Statement of Changes in Equity

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	12 months ended 31 March 2002 Audited Rm
Balance at 1 April	1 600,6	4 690,3	4 690,3
Attributable (loss) earnings	(27,1)	2 605,0	2 717,6
Distribution in specie	-	(9 277,0)	(9 277,0)
Variation of interests	7,9	(1,9)	(40,6)
Goodwill written back on M-Cell unbundling	-	3 335,5	3 335,5
Exchange differences arising on translation of foreign entities	1,8	7,2	25,8
Movement on revaluation reserve arising on revaluation of listed equity	(131,6)	160,7	150,6
Other	-	2,7	(1,6)
Ordinary shareholders' interest	1 451,6	1 522,5	1 600,6

Consolidated Income Statement

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	% change	12 months ended 31 March 2002 Audited Rm
Revenue	1 587,1	3 752,3		5 475,4
Cost of sales	(1 010,3)	(1 730,8)		(2 837,7)
Gross profit	576,8	2 021,5		2 637,7
Operating expenses - net	(508,2)	(1 199,8)		(1 683,1)
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	68,6	821,7		954,6
Depreciation	(48,6)	(266,8)		(320,8)
Amortisation of intangibles	(5,8)	(55,5)		(61,8)
Profit from operations before goodwill amortisation	14,2	499,4		572,0
Goodwill amortisation	(8,7)	(130,1)		(137,9)
Profit from operations	5,5	369,3		434,1
Finance costs	(35,4)	(114,4)		(142,7)
Finance income	13,0	13,6		25,6
Share of profits of associates	113,9	89,4		204,8
Profit before taxation and exceptional items	97,0	358,1		521,8
Exceptional items	(68,7)	2 508,4		2 512,8
Profit before taxation	28,3	2 866,5		3 034,6
Taxation	(50,0)	(175,3)		(224,0)
Profit after taxation	(21,7)	2 691,2		2 810,6
Minority interests	(5,4)	(86,2)		(93,0)
Attributable (loss) earnings	(27,1)	2 605,0		2 717,6
CONTRIBUTION TO ATTRIBUTABLE EARNINGS:				
Continuing operations				
Entertainment	4,2	6,0	(30)	45,7
Media	67,4	58,0	16	151,9
Digital Media	(9,0)	(20,5)	56	(36,6)
Corporate office	3,0	6,0	(50)	1,9
Finance costs (Head office)	(19,2)	(13,4)	(43)	(18,1)
Unbundled operations	-	96,8	(100)	96,8
Total basic headline earnings	46,4	132,9	(65)	242,6
Goodwill amortisation after minority interests	(8,0)	(36,3)	78	(42,9)
Exceptional items after taxation and minority interests	(65,5)	2 508,4	(103)	2 517,9
Attributable (loss) earnings	(27,1)	2 605,0	(101)	2 717,6
Number of ordinary shares in issue:				
weighted average ('000)	104 189	104 189		104 189
at period end ('000)	104 189	104 189		104 189
Basic earnings (loss) per ordinary share (cents)				
Headline	45	128	(65)	233
Attributable	(26)	2 500	(101)	2 608
Continuing operations				
Basic earnings (loss) per ordinary share (cents)				
Headline	45	35	29	140
Attributable	(26)	16	(263)	124

Summarised Consolidated Cash Flow Statement

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	12 months ended 31 March 2002 Audited Rm
Cash (outflows) inflows from operating activities	(4,3)	487,4	604,4
Cash outflows from investing activities	(45,2)	(1 085,2)	(1 126,3)
Cash outflows from financing activities	(17,6)	(296,7)	(275,9)
Net decrease in cash and cash equivalents	(67,1)	(894,5)	(797,8)
Cash and cash equivalents at beginning of period	(215,6)	647,4	647,4
Foreign entities translation adjustment	-	(57,2)	(65,2)
Cash and cash equivalents at end of period	(282,7)	(314,3)	(215,6)

Summarised Consolidated Balance Sheet

As at	30 Sept 2002 Reviewed Rm	30 Sept 2001 Reviewed Rm	31 March 2002 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	372,2	390,6	407,9
Goodwill	48,8	61,3	64,3
Intangible assets	37,4	62,6	45,2
Investments and loans	987,5	947,1	955,9
Deferred taxation	102,8	76,9	96,2
	1 548,7	1 538,5	1 569,5
Current assets	1 333,1	1 513,0	1 576,5
Bank balances, deposits and cash	171,6	246,5	243,8
Listed equity	214,2	374,3	349,2
Other current assets	947,3	892,2	983,5
Total assets	2 881,8	3 051,5	3 146,0
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	1 451,6	1 522,5	1 600,6
Minority interests	18,1	23,4	27,6
Total equity	1 469,7	1 545,9	1 628,2
Non-current liabilities	130,4	136,1	132,2
Long term liabilities	19,6	34,4	22,5
Provision for post-retirement medical costs	109,1	100,2	108,0
Deferred taxation	1,7	1,5	1,7
Current liabilities	1 281,7	1 369,5	1 385,6
Non-interest bearing liabilities	679,7	612,2	763,1
Interest bearing liabilities	602,0	757,3	622,5
Total equity and liabilities	2 881,8	3 051,5	3 146,0
Net asset value per ordinary share (Rand) - book value	13,9	14,6	15,4

Notes

1. **Basis of accounting**
These summarised consolidated interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002

2. **Earnings per ordinary share**
The calculation of basic headline earnings per share is based on headline earnings before goodwill amortisation and exceptional items, of R46,4 million (2001: R132,9 million) and a weighted average of 104 189 314 (2001: 104 189 314) ordinary shares in issue. No fully diluted earnings per ordinary share have been disclosed as the strike price of the share options far exceeds the market value.

3. **Reviewed results**
These interim results have been reviewed by our auditors, Deloitte & Touche, who noted, "Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting and the Companies Act in South Africa." A copy of their complete unqualified review report is available for inspection at the registered office of the company

4. **Corporate governance**
Johncom is committed to the promotion of good corporate governance standards and practices throughout the Group. The publication of the King Report on Corporate Governance for South Africa 2002 ("King II") published in March this year, prompted Johncom to review its structures and processes to align itself with best practice.

	30 Sept 2002 Reviewed Rm	30 Sept 2001 Reviewed Rm	31 March 2002 Audited Rm
5. Interest bearing liabilities			
Long term liabilities	19,6	34,4	22,5
Current liabilities	602,0	757,3	622,5
- call borrowings	454,3	560,8	459,4
- short term borrowings	147,7	196,5	163,1
Total	621,6	791,7	645,0
6. Bank balances, deposits and cash	171,6	246,5	243,8
7. Investments and loans - Carrying value			
Loans	26,2	6,2	10,2
Listed investments	393,6	368,8	378,4
Unlisted investments	557,7	572,1	567,3
	987,5	947,1	955,9
8. Investments in associated companies			
Listed investments at market value	406,4	414,0	403,7
Unlisted investments at directors' valuation	666,2	849,6	774,4
9. Other investments			
Listed investments at market value	0,1	0,1	0,1
Unlisted investments at directors' valuation	1,0	17,6	12,5
10. Listed equity			
Investment in MTN Group Limited	214,2	374,3	349,2
11. Capital expenditure incurred	37,3	293,4	365,6
12. Contingent liabilities and commitments			
Guarantees	33,1	69,9	49,4
Contingent liabilities	0,8	0,2	59,5
Operating leases	928,7	855,8	1 075,7
- within one year	88,2	73,9	102,7
- more than one year	840,5	781,9	973,0
Commitments for capital expenditure			
- contracted	12,6	0,7	2,3
- approved but not contracted	10,2	12,3	51,9
Total	22,8	13,0	54,2

The capital expenditure will be funded from future cash flows and borrowings.

COMMENTARY

OVERVIEW

Revenues grew strongly across all three of the continuing business segments. There is no significant effect from either the disposal of or acquisition of business interests.

Pro-forma results have been presented to show a comparative picture of continuing operations. The pro-forma results, prepared using consistent accounting policies, exclude the Telecommunications division, which was unbundled at the end of the first quarter of the previous year.

The consolidated income statement and the summarised consolidated cash flow statement for the six months ended 30 September 2002 are not comparable with the previous six-month period.

From the current year, the Digital Media division has been reported with the established businesses and no longer as a developmental segment.

RESULTS

Revenue from continuing operations increased by 21% to R1 587,1 million (2001: R1 308,9 million) while Ebitda from the same businesses rose by 17% to R68,6 million (2001: R58,7 million).

The effective tax rate for the first six month period is higher than the standard rate and reconciles to the effective 177% rate as follows:

Standard rate	30%
An effective rate raised by associated companies above the standard rate	27%
Deferred taxation not raised on taxable losses in underlying legal entities	60%
Exceptional items not allowable for tax	69%
Other	(9%)

Exceptional items largely comprise of our share of exceptional items in our associated companies of R55,2 million (of which R45,9 million relates to the write-down of SuperSport *International Holdings Limited's carrying cost in MIH Limited)*, a loss on disposal of Music For Pleasure of R2,0 million, a goodwill impairment charge of R7,8 million and an intellectual capital write-down of R3,1 million in the Digital Media division and a goodwill write-off on the disposal of our interest in the Universal SA joint venture of R2,5 million. These charges are offset by a profit realised on the sale of 0,4 million MTN Group Limited (formerly M-Cell Limited) shares amounting to R2,6 million.

ENTERTAINMENT

Johnnic Entertainment results were achieved against a background of increasing inflation and pressure on consumer spending. Indicative of the difficult trading conditions was the liquidation of CNA. This did not result in material losses for the Group owing to the insurance of a significant portion of our exposure, but did result in a decrease in sales through CNA.

Our trading is in line with industry and historic trends and the majority of our revenue and profits is expected to be generated in the second half of the year.

Home Entertainment showed exponential growth off DVD sales and Exclusive Books made a strong showing. The deterioration of the R/$ exchange rate, in comparison to the first half of the prior year, and difficult conditions in the UK market have seen bigger than expected first half losses at Hammicks, whilst at home, Nu Metro Theatres has had to deal with flat attendances and stagnant movie ticket prices, with upward pressure on costs. On the music side, MFP has been disposed of, the platform consolidation continues and the greater investment in local content, whilst negatively affecting first half results, should reap rewards in subsequent periods.

MEDIA

In the face of an increasingly competitive market, the Group's newspaper and magazine titles performed well assisted by the turnaround of BDFM Publishers. Stringent cost-cutting measures effectively countered reduced advertising volumes, enabling revenue and Ebitda growth from the Group's newspaper in particular. The liquidation of CNA in the review period, together *with the introduction of new titles made the consumer magazine* titles market fiercely competitive.

Strong sales in Australia and the UK boosted performance of the Group's book publishing interests, although declining co-edition sales in the USA had an impact on the results. An improved performance from Map Studio and the new electronic map business (MAPIT) further boosted results of the map publishing businesses. Local book publishing showed a credible performance in the light of trading uncertainty resulting from the CNA liquidation.

DIGITAL MEDIA

The Digital Media division, comprising the various electronic media interests held mainly through Johnnic e-Ventures (JeV), continues to perform pleasingly. Revenue grew 63% to R63,9 million (2001: R39,1 million), leading to an Ebitda loss of R1,9 million, an 82% improvement on 2001 (R10,7 million).

Having withdrawn from the high-risk consumer market, the division is focused entirely on the B2B, HR development and learning sectors, all of which are showing strong growth around the world. The division has interests in the provision of corporate Internet connectivity through a 40% stake in MTN Network Solutions, and holds a 10% stake in customer appreciation programme eBucks. In addition, Digital Media's operating interests comprise:

- B2B – I-Net Bridge Group (81,8%), which includes TradeWorld;
- HR Development – HealthInSite (54,5%); LeadTrain (85%); CareerJunction (60%) and ComPress (50%); and
- Learning – Learning Channel (56,4%) and eDegree (55,1%).

LISTED EQUITY

On the unbundling of MTN Group Limited in July 2001, shares were retained to eliminate debt and fulfil obligations under the employee share incentive scheme. 0,4 Million of the 26,3 million shares remaining at 31 March 2002 have been disposed of during *the first half-year period ended 30 September 2002. No further* disposals have been made subsequent to 30 September 2002.

ASSOCIATED COMPANIES

All of the associated companies in the Group performed satisfactorily, with M-Net increasing revenue by 20,6% SuperSport by 28,0% and CTP by 18,0%.

DIVIDENDS

The aim of the Company is to declare dividends that cover approximately two times the earnings of controlled entities net of expenses.

In determining the amount of the total dividend to be declared by the company, the dividends received from associated companies *will be separately considered.*

No dividend is proposed at the interim period after considering the cash inflows from operating activities and the net dividend receipts from associated companies.

PROSPECTS

The second half of the year delivers the majority of the revenue and earnings of the Group's full year results.

The Group is optimistic that all of the three business units will perform at least at the same level as the second six month period in the previous year.

Mashudu E Ramano
Chairman
25 November 2002

Prakash C Desai
Group Financial Director

DIRECTORS: M E Ramano (Chairman), P C Desai*, N Jacobsohn*, P M Jenkins*, D M Mashabela, J R D Modise, A C G Molusi*, L Moraka, D A Simpson, T A Wixley. *Executive Directors. COMPANY SECRETARY: J R Matisonn.

These results may be viewed on the Internet at: http://www.johnnic.com E-mail: matisonnj@jpl.co.za

Johnnic Publishing Media Services